Exhibit 99.1

ANNEX A TO REPORT ON FORM 4

The reported transactions represent sales by the named entities as follows: (1) transaction nos. 1-9, Loeb Partners Corporation; and (2) transaction nos. 10-18, Loeb Arbitrage Fund.

Loeb Partners Corporation is a wholly owned subsidiary of Loeb Holding Corporation, of which Mr. Kempner is the chairman, chief executive officer and the beneficial owner of a majority of the shares having voting power.

Loeb Arbitrage Fund is a partnership whose general partner is Loeb Arbitrage Management, Inc. and one of whose limited partners is Pinpoint Partners II, a general partnership. Loeb Arbitrage Management, Inc. is a wholly owned subsidiary of Loeb Holding Corporation. Mr. Kempner is the chairman of Loeb Arbitrage Management, Inc., serves as managing partner of Pinpoint Partners II, and indirectly holds partnership interests in Pinpoint Partners II via several entities in which Mr. Kempner holds a direct or indirect interest.

Mr. Kempner is filing this Report on Form 4 because of his relationships, as described above, with the entities engaging in the reported transactions. Mr. Kempner has no pecuniary interest in the shares that are the subject of such transactions and disclaims beneficial ownership of all such shares for purposes of Section 16 and any other purpose.

As set forth in Column 5 of Table I, the 491,192 shares stated as beneficially owned by Mr. Kempner following the reported transactions represent the aggregate number of shares beneficially owned by Loeb Investors Co. LXXV, of which Mr. Kempner is the Managing Partner. Loeb Investors Co. LXXV did not engage in any of the reported transactions. Except to the extent of his pecuniary interest therein, Mr. Kempner disclaims beneficial ownership of all the shares beneficially owned by Loeb Investors Co. LXXV for purposes of Section 16 and any other purpose.